Exhibit 99.2

YY LIVE BUSINESS

COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

YY LIVE BUSINESS

Report of Independent Auditors

To the management of YY Live Business

We have audited the accompanying combined financial statements of YY Live Business (the “Target Business”), which comprise the combined balance sheets as of December 31, 2020, 2019 and 2018, and the related combined statements of comprehensive income, changes in parent company deficit and cash flows for the years then ended.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Target Business’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Target Business’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Target Business as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

March 9, 2021

COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands)

		As of December 31,
		2018	2019	2020	2020
		RMB	RMB	RMB	US$
					(Note2(d))
Assets
Current assets
Cash and cash equivalents		48,238	69,722	206,191	31,600
Short-term investments		—	70,327	—	—
Accounts receivable, net		74,253	79,430	206,580	31,660
Amounts due from related parties		1,537	1,087	456	70
Prepayments and other current assets		25,785	39,205	45,001	6,897

Total current assets		149,813	259,771	458,228	70,227

Non-current assets
Deferred tax assets		71	16,021	7,767	1,190
Property and equipment, net		49,228	80,590	59,900	9,180
Intangible assets, net		7,059	52,519	48,042	7,363
Other non-current assets		4,357	13,174	24,260	3,718

Total non-current assets		60,715	162,304	139,969	21,451

Total assets		210,528	422,075	598,197	91,678

Liabilities and Parent Company deficit
Current liabilities
Deferred revenue (including deferred revenue of the combined VIEs without recourse to the Parent Company of RMB425,226, RMB355,549 and RMB326,702 as of December 31, 2018, 2019 and 2020, respectively)		425,226	355,549	326,702	50,069
Advances from customers (including advances from customers of the combined VIEs without recourse to the Parent Company of RMB80,504, RMB97,928 and RMB80,761 as of December 31, 2018, 2019 and 2020, respectively)		80,504	97,928	80,761	12,377
Income taxes payable (including income taxes payable of the combined VIEs without recourse to the Parent Company of nil, RMB3,459 and RMB21,014 as of December 31, 2018, 2019 and 2020, respectively)		—	3,459	21,014	3,221
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the combined VIEs without recourse to the Parent Company of RMB935,409, RMB887,338 and RMB753,214 as of December 31, 2018, 2019 and 2020, respectively)	10	936,667	904,918	907,692	139,110

Total current liabilities		1,442,397	1,361,854	1,336,169	204,777

COMBINED BALANCE SHEETS AS OF DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(All amounts in thousands)

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(d))
Non-current liabilities
Deferred revenue (including deferred revenue of the combined VIEs without recourse to the Parent Company of RMB6,243, RMB58,210 and RMB28,807 as of December 31, 2018, 2019 and 2020, respectively)	6,243	58,210	28,807	4,415

Total non-current liabilities	6,243	58,210	28,807	4,415

Total liabilities	1,448,640	1,420,064	1,364,976	209,192

Commitments and contingencies (Note 16)
Parent Company deficit
JOYY Inc. (“Parent Company” or “JOYY”) deficit	(1,238,112)	(997,989)	(766,779)	(117,514)

Total Parent Company deficit	(1,238,112)	(997,989)	(766,779)	(117,514)

Total liabilities and Parent Company deficit	210,528	422,075	598,197	91,678

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(d))
Net revenues
Live streaming	10,073,347	10,721,295	9,664,816	1,481,198
Others	199,349	241,243	285,470	43,750

Total net revenues	10,272,696	10,962,538	9,950,286	1,524,948

Cost of revenues (1)	(5,357,786)	(5,703,255)	(5,342,372)	(818,754)

Gross profit	4,914,910	5,259,283	4,607,914	706,194

Operating expenses (1)
Research and development expenses	(412,046)	(393,100)	(362,406)	(55,541)
Sales and marketing expenses	(498,211)	(506,605)	(581,091)	(89,056)
General and administrative expenses	(203,678)	(198,450)	(152,866)	(23,428)

Total operating expenses	(1,113,935)	(1,098,155)	(1,096,363)	(168,025)

Other income	67,018	203,408	166,272	25,482

Operating income	3,867,993	4,364,536	3,677,823	563,651

Interest income and investment income	1,565	2,455	2,899	444

Income before income tax expenses	3,869,558	4,366,991	3,680,722	564,095

Income tax expenses	(580,935)	(666,311)	(539,435)	(82,672)

Net income	3,288,623	3,700,680	3,141,287	481,423

Other comprehensive income	—	—	—	—

Comprehensive income	3,288,623	3,700,680	3,141,287	481,423
Earnings per share
- Basic and diluted earnings per share	N/A	N/A	N/A	N/A

COMBINED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(All amounts in thousands)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(d))
Cost of revenues	17,494	8,655	11,241	1,723
Research and development expenses	97,945	56,960	45,861	7,029
Sales and marketing expenses	2,473	1,799	1,276	196
General and administrative expenses	75,284	72,913	34,344	5,263

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands)

Parent Company deficit
RMB
Balance as of January 1, 2018	(996,326)

Contributions to the Parent Company	(3,723,605)
Share-based compensation	193,196
Income and total comprehensive income for the year	3,288,623

Balance as of December 31, 2018 and January 1, 2019	(1,238,112)

Contributions to the Parent Company	(3,600,884)
Share-based compensation	140,327
Income and total comprehensive income for the year	3,700,680

Balance as of December 31, 2019 and January 1, 2020	(997,989)

Adoption of ASC326	(785)
Contributions to the Parent Company	(3,002,014)
Share-based compensation	92,722
Income and total comprehensive income for the year	3,141,287

Balance as of December 31, 2020	(766,779)

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(d))
Cash flows from operating activities
Net income	3,288,623	3,700,680	3,141,287	481,423
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	59,119	41,300	42,716	6,548
Amortization of intangible assets	625	1,430	4,477	686
Allowance (reversal of allowance) for doubtful accounts	475	(75)	176	27
Share-based compensation	193,196	140,327	92,722	14,210
Deferred income taxes, net	58,931	(15,950)	8,254	1,265
Investment income	—	(327)	327	50
Changes in operating assets and liabilities, net of business acquisition of a subsidiary
Accounts receivable	(9,045)	(5,102)	(128,040)	(19,623)
Prepayments and other current assets	(505)	(19,021)	(16,071)	(2,463)
Amounts due from related parties	(1,537)	450	608	93
Accounts payable	—	—	(15)	(2)
Deferred revenue	(23,408)	(17,710)	(58,250)	(8,927)
Advances from customers	15,141	17,424	(17,140)	(2,627)
Income taxes payable	(2,206)	3,459	17,555	2,690
Accrued liabilities and other current liabilities	208,576	(31,734)	4,669	716

Net cash provided by operating activities	3,787,985	3,815,151	3,093,275	474,066

Cash flows from investing activities
Placements of short-term investments	—	(121,750)	(60,000)	(9,195)
Maturities of short-term investments	—	51,750	130,000	19,923
Purchase of property and equipment	(27,158)	(72,662)	(22,026)	(3,376)
Purchase of intangible assets	—	(46,984)	—	—
Acquisition of businesses, net of cash and cash equivalents acquired	—	—	(1,930)	(296)
Loan to employees	(300)	(4,780)	(2,787)	(427)
Repayments of loans from employees	1,054	1,643	1,951	299

Net cash (used in) provided by investing activities	(26,404)	(192,783)	45,208	6,928

Cash flows from financing activities
Contributions to the Parent Company.	(3,723,605)	(3,600,884)	(3,002,014)	(460,079)

Net cash used in financing activities	(3,723,605)	(3,600,884)	(3,002,014)	(460,079)

Net increase in cash and cash equivalents	37,976	21,484	136,469	20,915
Cash and cash equivalents at the beginning of the year	10,262	48,238	69,722	10,685

Cash and cash equivalents at the end of the year	48,238	69,722	206,191	31,600

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(d))
Supplemental disclosure of cash flows information:
—Income taxes paid	10,582	15,096	6,338	971

The accompanying notes are an integral part of these combined financial statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

1.	General information

(a)	Organisation and principal activities

JOYY Inc. (“Parent Company”, “JOYY” or “YY”), together with its subsidiaries, its variable interest entities (“VIEs”) (also referred to as VIEs and their subsidiaries as a whole, where appropriate) (collectively, the “JOYY Group”), is a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based products and services, such as live streaming, short-form videos and video communication.

In November 2020, JOYY entered into definitive agreements (“Agreements”) with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the Agreements, Baidu will acquire JOYY’s domestic video-based live streaming business (“Target Business”), which includes the YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments (the “Transaction”).

Pursuant to the Agreements, JOYY will transfer all equity interest of Runderfo Inc., (“Runderfo”), together with the equity interest of certain other subsidiaries and VIEs of JOYY (collectively, the “Target Group”) to Baidu. Assets, business contracts and employee contracts which are necessary for the operation of the Target Business were transferred to the Target Group before the equity interests of the companies within the Target Group are transferred to Baidu. As a result, Baidu obtained the Target Business by acquiring the equity interests of the Target Group.

(b)	Reorganisation

Runderfo is an exempted company with limited liability incorporated in the Cayman Islands on November 4, 2020 in connection with a group reorganization (the “Reorganization”) of the Target Business. The Target Business is carried out by various subsidiaries and VIEs of JOYY (the “Predecessor Operations”) prior to the Reorganization. In connection with the Reorganization, the Target Business was transferred to the Target Group. As of the date of this report, the Reorganisation was completed.

(c)	Basis of preparation and presentation

The combined financial statements represent the Target Business owned by JOYY during the three years ended December 31, 2018, 2019 and 2020. Throughout the years presented in the combined financial statements, the Target Business did not exist as a separate legal entity. The combined financial information of the Target Business has therefore been derived from the consolidated financial statements of JOYY and its subsidiaries and VIEs which include all revenues derived from the Target Business and all the costs of doing business to represent the financial position and performance of the Target Business as if it is on a standalone basis throughout the periods. Management of JOYY determined that this presentation presents the Target Business most appropriately based on several factors, including the scope of the Target Business is clearly defined within the Agreements.

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and comprise an aggregation of the financial position, results or operation and cash flows of the Target Business after making such adjustments as were considered appropriate and reasonable in relation to the items set out below.

i)	The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Target Business are included.

ii)

Revenues, costs of revenue, research and development expenses, sales and marketing expenses and general administrative expenses generated or incurred solely by the Target Business are carved out directly from the consolidated financial statements of JOYY, and other indirect costs and expenses incurred in operation are allocated to the Target Business as principles described in (iv) below. These combined financial statements reflect all the costs of doing business.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

1.	General information (continued)

(c)	Basis of preparation and presentation (continued)

iii)

Any funding received from/paid to JOYY and its subsidiaries and VIEs other than the companies within the Target Group (“JOYY Group Entities”) in the periods covered by these combined financial statements are treated as deemed capital contributions from/to Parent Company.

iv)

Certain common costs and expenses incurred by the Target Business in conjunction with other businesses of JOYY, including salaries and welfare of employees of support functions and bandwidth and server custody costs of certain shared functions are allocated to the combined financial statements primarily based on the following allocation methodology which management believes as reasonable:

1)

Salaries and welfares of employees of certain shared functions and other expenses related to these employees (e.g. office rental expenses and depreciation and amortization incurred by the office areas occupied by these employees) were allocated to the Target Business based on the proportion of number of staff in different business lines.

2)	Bandwidth and server custody costs were allocated to the Target Business based on the proportion of specifically identifiable consumption of the resources by different business lines.

v)	Income tax expenses as well as deferred tax assets are caculated based on a separate return basis as if the entities of the Target Business had filed separate tax returns.

However, such presentation may not necessarily reflect the financial position, the results of operation or the cash flows of the Target Business had it actually existed on a stand-alone basis during the years presented or for future periods.

The following table sets forth the cost of revenues, research and development expenses, sales and marketing expenses, and general and administrative expenses allocated from YY for the years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	4,923,681	5,056,383	4,608,416
Research and development expenses	412,043	384,222	284,758
Sales and marketing expenses	494,902	505,823	576,655
General and administrative expenses	198,267	178,582	136,187

Total	6,028,893	6,125,010	5,606,016

The Target Business was operated within JOYY for the periods presented before the completion of the Reorganisation. The Parent Company deficit balance within the combined financial statements represents the excess of total liabilities over total assets. The movements in Parent Company deficits throughout the years are analyzed within the combined statements of changes in Parent Company deficit. Given the nature of the combined financial statements, it is not possible to establish a separate balance for the retained earnings/accumulated deficits within the Parent Company deficit balance as of January 1, 2018 and so no such split is provided. For purposes of presentation in the combined statements of cash flows, the cash flows from the Target Business to the Parent Company is presented as contributon to the Parent Company, which is included in cash flows from financing activities.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

1.	General information (continued)

(d)	Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIE through which the Parent Company conducts the Target Business operations as of December 31, 2020 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities
Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding
Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”)	The Peoples’s Republic of China (“The PRC”)	March 19, 2008	100%	Investment holding
Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	The PRC	December 2, 2010	100%	Software development
Principal VIE
Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”) (*)	The PRC	April 11, 2005	100%	Holder of internet content provider licenses and operations of internet value added services

Note *:	Guangzhou Huaduo controls a number of subsidiaries and these subsidiaries are also treated as VIEs of the Target Business.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

1.	General information (continued)

(e)	Variable Interest Entities

(i)	VIE agreements amongst Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Target Business was carried out in the PRC through Guangzhou Huaduo, a VIE of JOYY. JOYY obtained control over Guangzhou Huaduo through a wholly owned subsidiary (“WFOE”) by entering into a series of contractual arrangements with Guangzhou Huaduo and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the WFOE of JOYY through such contractual arrangements. These contractual arrangements include exclusive purchase option agreement, exclusive technology support and technology services agreement, exclusive business cooperation agreement, equity pledge agreement and powers of attorney. These contractual arrangements can be extended at the option of the WFOE of JOYY, prior to the expiration date. Management concluded that the WFOE of YY, through the contractual arrangements, has the power to direct the activities that most significantly impact Guangzhou Huaduo’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of Guangzhou Huaduo, and therefore Guangzhou Huaduo is a VIE of the WFOE of YY, of which JOYY is the ultimate primary beneficiary. As such, JOYY consolidated the financial statements of Guangzhou Huaduo. Consequently, the financial results of Guangzhou Huaduo directly attributable to the Target Business were included in the combined financial statements in accordance with the basis of presentation as stated in Note 1(c).

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo’s revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

1.	General information (continued)

(e)	Variable Interest Entities (continued)

(i)	VIE agreements amongst Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders (continued)

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to the services provided by Guangzhou Huaduo, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2038 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo. Under the exclusive option agreement, each of the shareholders of Guangzhou Huaduo irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

•	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou Huaduo, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between Beijing Huanju Shidai and the shareholders of Guangzhou Huaduo, the shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

1.	General information (continued)

(e)	Variable Interest Entities (continued)

In accordance with the aforementioned agreements, the Parent Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Parent Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs. As the VIE was incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Parent Company for all the liabilities of the VIEs.

Currently there is no contractual arrangement that could require the Parent Company to provide additional financial support to the VIEs. As the Parent Company is conducting its PRC internet value-added services business through the VIE, the Parent Company will, if needed, provide such support on a discretional basis in the future, which could expose the Parent Company to a loss.

Please refer to Note 3 for the combined financial information of the Target Business’ VIEs as of December 31, 2020.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies

(a)	Basis of presentation

The combined financial statements of the Target Business have been prepared in accordance with the U.S. GAAP to reflect the financial position, results of operations and cash flows of the Target Business. Significant accounting policies followed by the Target Business in the preparation of the combined financial statements are summarized below.

(b)	Use of estimates

The preparation of the combined financial statements of the Target Business in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the combined financial statements and accompanying notes. Actual results could differ materially from such estimates. Management believes that the assessment of whether the Target Business acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple elements revenue contracts, income taxes, allowances for doubtful accounts, determination of share-based compensation expenses represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its combined financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(c)	Foreign currency translation

The Target Business uses RMB as its reporting currency. The functional currency of Runderfo is US$, while the functional currency of the PRC entities and VIEs in the Target Business is RMB, which is their respective local currency. In the combined financial statements, the financial information of Runderfo has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the combined statements of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the combined statements of comprehensive income.

(d)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;

ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Management considers all highly liquid investments with original maturities of three months or less as cash equivalents.

(f)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, management elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the combined statements of comprehensive income.

(g)	Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. Management uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

Management maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. Management determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, management makes specific bad debt provisions based on any specific knowledge management has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require management to use substantial judgment in assessing its collectability.

On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(h)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residualrate
Servers, computers and equipment	3-5 years	0%-5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the combined statements of comprehensive income.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use.

(i)	Intangible assets

Intangible assets mainly consist of license and domain names. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows. Management determined the useful lives of intangible assets by estimating the economic life during which the Target Business is expected to benefit from the intangible assets.

Estimated useful lives
License	15 years
Domain names	15 years

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(j)	Impairment of long-lived assets

For long-lived assets other than investments and goodwill whose impairment policy is discussed elsewhere in the combined financial statements, management evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. Management assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Management tests impairment of long-lived assets at the reporting unit level when impairment indicator appears and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

No impairment charges of long-lived assets recorded in general and administrative expenses had been recognized during the years presented.

(k)	Revenue

Revenue recognition and significant judgments

Revenues from live streaming are mainly generated from YY mobile app, YY.com website and PC YY.

Revenues are recognized when control of the promised virtual items or services is transferred to the Target Business’ customers, in an amount that reflects the consideration the Target Business expects to be entitled to in exchange for those virtual items or services.

The Target Business has a recharge system for users to purchase the Target Business’ virtual currency. Users can recharge via various online payment platforms provided by third parties. Virtual currency is non-refundable and without expiry. As the virtual currency is often consumed soon after it is purchased based on history of turnover, the Target Business considers the impact of the breakage amount for virtual currency coupons is insignificant. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Revenue (continued)

(i) Live streaming

Live streaming mainly consists of YY mobile app, YY.com website and PC YY . It generates revenue from sales of virtual items to registered users in the platforms. Users can access the platforms and view the live streaming content showed by the broadcasters/performers. In providing these services, the Target Business has cooperated with talent agencies to assist in performer recruitment, live streaming training and support, promotion strategies development and content management and maintining discipline of the performers. The Target Business shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with performers and talent agencies in accordance with their revenue sharing arrangements. Those performers who do not have revenue sharing arrangements with the Target Business are not entitled to any revenue sharing fee.

Management evaluates and determines that it is the principal and views users to be its customers. The Target Business reports live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to performers and talent agencies are recorded as cost of revenues. Where the Target Business is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Target Business’ sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Target Business being primarily responsible to users and having a level of discretion in establishing pricing.

The Target Business designs, creates and offers various virtual items for sales to users with pre-determined selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to performers to show support for their favorite performers, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized ratably over the fixed period on a straight-line basis. The Target Business does not have further obligations to the user after the virtual items are consumed immediately or after the stated period of time for time-based items.

The Target Business may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as the noble member program. Judgments are required as follow: 1) determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. Certain virtual items are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. In instances where standalone selling price is not directly observable as the Target Business does not sell the virtual item separately, management determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Target Business recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation.

As the live streaming virtual items are generally sold without right of return and the Target Business does not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to the live streaming business.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Revenue (continued)

(ii) Membership

The Target Business operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client and live streaming channels. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

(iii) Advertising revenues

The Target Business primarily generates advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where the service is transferred to customers, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

The Target Business enters into advertising contracts directly with advertisers or third-party advertising agencies that represent advertisers. Payment terms and conditions vary by contract type, although the terms generally include a requirement of payment within 1 to 3 months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months. In instances where the timing of revenue recognition differs from the timing of billing, management has determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing the advertising services, not to receive financing from the customers or to provide customers with financing.

Certain customers may receive sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume, which is accounted for as variable consideration. Management estimates these amounts based on the expected amount to be provided to customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. Management believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Revenue (continued)

Contract balances

The Target Business collects accounts receivable from various online payment platforms and advertising customers. The allowance for doubtful accounts reflects the management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The activity in the allowance for doubtful accounts for the periods presented is disclosed and detailed in Note 5.

The opening balance of accounts receivable was RMB65,683 as of January 1, 2018. As of December 31, 2018, 2019 and 2020, accounts receivable were RMB74,253, RMB79,430 and RMB206,580, respectively. During the years ended December 31, 2018, 2019 and 2020, the Target Business recognized an addition of RMB475, nil and RMB248 of allowance for accounts receivable, respectively, and a reversal of nil, RMB75 and nil of allowance for accounts receivable, respectively, and a write-off of nil, RMB400 and nil of allowance for accounts receivable, respectively.

Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Target Business’ platforms, where there is still an obligation to be provided by the Target Business, which will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue related to live streaming business as of January 1, 2018 was RMB393,348. As of December 31, 2018, 2019 and 2020, deferred revenue related to live streaming business were RMB374,750, RMB264,658 and RMB277,823 respectively. During the years ended December 31, 2018, 2019 and 2020, the Target Business recognized revenue of live streaming business amounted to RMB393,294, RMB374,750 and RMB264,658, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

The opening balance of deferred revenue related to other revenue as of January 1, 2018 was RMB61,529. As of December 31, 2018, 2019 and 2020, deferred revenue related to other revenue were RMB56,719, RMB149,101 and RMB77,686, respectively. During the years ended December 31, 2018, 2019 and 2020, the Target Business recognized other revenue amounted to RMB54,610, RMB50,476 and RMB90,891, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

During the years presented, the Target Business did not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue was recognized in the succeeding year.

As of December 31, 2020, the aggregate amount of the transaction price allocated to the remaining performance obligations was RMB355,509. Management expects to recognize RMB326,702 performance obligation as revenue in 2021, the remaining performance obligation is expected to be recognized as revenue in 2022 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

(l)	Advances from customers and deferred revenue

Advances from customers primarily consist of prepayments from users in the form of the Target Business’ virtual currency that are not yet consumed, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above.

Deferred revenue primarily consists of the unamortized prepaid subscriptions under the membership program and unamortized revenue from virtual items in various channels in the Target Business’ platforms, where there is still an implied obligation to be provided by the Target Business, which will be recognized as revenue when all of the revenue recognition criteria are met.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(m)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues primarily consists of (i) revenue sharing fees and content costs, including payments to various talent agencies and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs.

The Target Business was subject to surcharges of value added taxes (“VAT”), which was calculated based on 12% of the VAT paid for the years ended December 31, 2018, 2019 and 2020.

The Target Business reported other taxes and surcharges in cost of revenues.

Based on the JOYY’s corporate structure and the contractual arrangements among the Target Business’ PRC subsidiaries, the VIEs and their shareholders, the Target Business was effectively subject to 6% or 13% VAT and related surcharges on revenues generated by the Target Business’ PRC subsidiaries based on the contractual arrangements entered into with the VIEs.

(n)	Research and development expenses

Research and development expenses primarily consist of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel, and (iv) rental expenses. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

Management recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Target Business had not capitalized any costs related to internal use software during the years presented.

(o)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately RMB474,261, RMB488,286 and RMB563,760 during the years ended December 31, 2018, 2019 and 2020, respectively.

(p)	General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charge, and (iv) professional service fees.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(q)	Employee social security and welfare benefits

Employees of the Target Business in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Target Business is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Target Business is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Target Business’ obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying combined statements of comprehensive income amounted to RMB82,199, RMB85,878 and RMB66,393 for the years ended December 31, 2018, 2019 and 2020, respectively.

(r)	Share-based compensation

The Target Business grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units of the Parent Company, share option, restricted share units and ordinary shares of the Parent Company’s subsidiaries to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when management is estimating the quantity of awards that will vest. Compensation cost will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Target Business recognizes compensation cost for awards with performance conditions if and when management concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures over the requisite service period. management reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless on certain situations, management may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

ASU 2017-09, Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting, provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(r)	Share-based compensation (continued)

An entity should account for the effects of a modification unless all the followings are met:

- The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.

- The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

- The classification of the modified award as an equity instrument or a liability instrument is the same as the classification immediately before the original award is modified.

The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in this ASU 2017-09.

The Target Business adopted these amendments to Subtopic 718-10 and there was no impact on the combined financial statements for the years presented.

The Target Business’ share-based awards mainly include share-based awards of JOYY. Fair value determination of these sharebased awards is summarized as below:

(1) Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of YY in the Nasdaq Global Select Market.

(2) Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of YY in the Nasdaq Global Select Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Other income

Other income primarily consists of government grants which represent cash subsidies received from the PRC government by the Target Business entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating income.

(t)	Leases

The Target Business leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2019, management adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Target Business’s historical accounting under Topic 840. Under Topic 840, each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the combined statement of comprehensive income on a straight-line basis over the term of underlying lease. The Group has no capital lease for the year ended December 31, 2018. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Management determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Target Business has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

Management accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the combined financial statements.

For the years ended December 31, 2018, 2019 and 2020, short-term lease cost amounted to RMB12,804, RMB11,292 and RMB12,677, respectively. There were no other lease cost other than short-term lease cost for the years ended December 31, 2018, 2019 and 2020.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Income taxes

Separate return method is applied in the preparation of the combined financial statements. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the combined financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for combined financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Target Business’ uncertain tax positions and determining its provision for income taxes. Management recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. Management did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2018, 2019 and 2020, the Target Business did not have any significant unrecognized uncertain tax positions.

Adoption of ASU 2016-16

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. The Target Business adopted ASU 2016-16 from January 1, 2018 using a modified retrospective transition method. There was no material impact to the combined financial statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(w)	Comprehensive income

Comprehensive income is defined as the change in equity of the Target Business during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the combined statements of comprehensive income.

(x)	Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The standard is effective for the fiscal year beginning January 1, 2022. Management is currently evaluating the impact of this accounting standard update on its combined financial statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

3.	Certain risks and concentration

(a)	PRC regulations

Foreign ownership of internet-based businesses is subject to significant restrictions under the current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. JOYY is incorporated in the Cayman Islands and accordingly, is considered as a foreign invested enterprise under PRC law.

As mentioned in Note 1(e), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Target Business is operated in China through contractual arrangements with Guangzhou Huaduo. As of December 31, 2020, Beijing Tuda Science and Technology Co., Ltd. owned the majority equity interests of Guanghzou Huaduo.

Guangzhou Huaduo holds the licenses and permits necessary to conduct its internet value-added services in the PRC. If the Parent Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Target Business’ contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Guangzhou Huaduo, respectively, in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Guangzhou Huaduo’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai,incur for providing such services. Beijing Huanju Shidai, may charge up to 100% of the income in Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai, from time to time. The service fees payable by Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. If fees were incurred, it would be significant to the Parent Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIE. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment.

For the years ended December 31, 2018, 2019 and 2020, the wholly owned foreign enterprises determined that service fees of RMB122,596, RMB86,676 and RMB1,184,614 were charged to Guangzhou Huaduo and its subsidiaries, respectively.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

3.	Certain risks and concentration

(a)	PRC regulations (continued)

Further, management believes that the contractual arrangements among Beijing Huanju Shidai and Gungzhou Huaduo, the VIE, and their shareholders are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Parent Company’ ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Target Business, their interest may diverge from that of the Target Business and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If VIEs fall within the definition of foreign investment entities, Parent Company’ ability to use the contractual arrangements with its VIEs and Parent Company’ ability to conduct business through the VIEs could be severely limited. Parent Company’ ability to control the VIEs also depends on the power of attorney that the wholly owned subsidiary of Parent Company has to vote on all matters requiring shareholder approval in the VIEs. As noted above, management believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if JOYY’s corporate structure and the contractual arrangements with the VIEs through which the Target Business was conducted in the PRC were found to be in violation of any existing or future PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the business and operating licenses;

•	restrict or prohibit related party transactions between the wholly owned subsidiary and the VIE;

•	impose fines, confiscate income or other requirements which the Target Business may find difficult or impossible to comply with;

•	require the Target Business to alter, discontinue or restrict its operations;

•	restrict or prohibit the Target Business’ ability to finance its operations, and;

•	take other regulatory or enforcement actions against JOYY Group that could be harmful to the Target Business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the JOYY Group’s ability to conduct its business. In such case, JOYY may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the combined financial statements. In the opinion of management, the likelihood for the Target Business to lose such ability is remote based on current facts and circumstances. The Target Business’s operations depend on the VIEs to honor their contractual arrangements with JOYY’s PRC subsidiaries. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Target Business herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Target Business to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

3.	Certain risks and concentration

(a)	PRC regulations (continued)

The following combined financial information of the Target Business’ VIEs excluding the intercompany items with the Target Business’ subsidiaries was included in the accompanying combined financial statements as of and for the years ended:

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Assets
Current assets
Cash and cash equivalents	48,238	69,722	196,184
Short-term investments	—	70,327	—
Accounts receivable, net	74,253	79,430	206,420
Amounts due from related parties	1,537	1,087	456
Prepayments and other current assets	24,099	36,921	42,109

Total current assets	148,127	257,487	445,169

Non-current assets
Deferred tax assets	71	16,021	7,767
Property and equipment, net	49,065	80,529	57,229
Intangible assets, net	84	46,445	43,310
Other non-current assets	2,292	8,571	19,131

Total non-current assets	51,512	151,566	127,437

Total assets	199,639	409,053	572,606

Liabilities
Current liabilities
Deferred revenue	425,226	355,549	326,702
Advances from customers	80,504	97,928	80,761
Income taxes payable	—	3,459	21,014
Accrued liabilities and other current liabilities	935,409	887,338	753,214

Total current liabilities	1,441,139	1,344,274	1,181,691

Non-current liabilities
Deferred revenue	6,243	58,210	28,807

Total non-current liabilities	6,243	58,210	28,807

Total liabilities	1,447,382	1,402,484	1,210,498

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

3.	Certain risks and concentration

(a)	PRC regulations (continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	10,272,696	10,962,538	9,950,286
Net income	3,403,357	3,752,690	3,702,266

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	3,876,015	3,835,805	3,672,284
Net cash (used in) provided by investing activities	(26,372)	(192,741)	48,269
Net cash used in financing activities	(3,809,302)	(3,621,109)	(3,418,963)

	40,341	21,955	301,590

(b)	Foreign exchange risk

The revenues and expenses of the Target Business in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(c)	Credit risk

Assets that potentially expose the Target Business to credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets.

As of December 31, 2018, 2019 and 2020, substantially all of the Target Business’ cash and cash equivalents and short-term investments were placed with the PRC financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Target Business uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. Management believes that it is not exposed to unusual risks as these financial institutions are PRC banks with high credit quality. The Target Business had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2018, 2019 and 2020 and management believes that its credit risk to be minimal.

The risk with respect to accounts receivable is mitigated by credit evaluations management performs on the payment platforms, customers and the ongoing monitoring process of outstanding balances.

Amounts due from related parties, prepayments and other current assets are typically unsecured. In evaluating the collectability of the balance, management considers many factors, including the related parties and third parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2018, 2019 and 2020 were all denominated in RMB.

5.	Accounts receivable, net

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Accounts receivable, gross	74,728	79,430	207,471
Less: allowance for doubtful receivables	(475)	—	(891)

Accounts receivable, net	74,253	79,430	206,580

The following table summarizes the details of the Target Business’ allowance for doubtful accounts:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	—	(475)	—
Adoption of ASC326	—	—	(643)
(Additions charged to) reversals credited to general and administrative expenses, net	(475)	75	(248)
Write-off during the year	—	400	—

Balance at the end of the year	(475)	—	(891)

6.	Prepayments and other current assets

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Prepayments and deposits to vendors and content providers	5,806	15,241	23,492
Value added taxes to be deducted	5,962	163	8,046
Deposits	5,186	2,907	5,936
Penalty receivables from defaulted performers	—	11,221	3,392
Employee advances	1,686	2,284	2,584
Others	7,145	7,389	1,551

Total	25,785	39,205	45,001

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

7.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Gross carrying amount
Servers, computers and equipment	340,810	413,472	435,498

Less: accumulated depreciation	(291,582)	(332,882)	(375,598)

Property and equipment, net	49,228	80,590	59,900

Depreciation expenses for the years ended December 31, 2018, 2019 and 2020 were RMB59,119, RMB41,300, and RMB42,716, respectively.

8.	Intangible assets, net

The following table summarizes the Target Business’ intangible assets:

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Gross carrying amount
License	—	46,890	46,890
Domain names	15,110	15,357	14,372

Total of gross carrying amount	15,110	62,247	61,262

Less: accumulated amortization
License	—	(521)	(3,647)
Domain names	(8,051)	(9,207)	(9,573)

Total accumulated amortization	(8,051)	(9,728)	(13,220)

Intangible assets, net	7,059	52,519	48,042

Amortization expenses for the years ended December 31, 2018, 2019 and 2020 were RMB625, RMB1,430 and RMB4,477, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets
RMB
2021	4,084
2022	4,084
2023	4,084
2024	4,084
2025	3,497

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

8.	Intangible assets, net (continued)

The weighted average amortization periods of intangible assets as of December 31, 2018, 2019 and 2020 are as below:

	December 31,
	2018	2019	2020
License	Not applicable	15 years	15 years
Domain names	15 years	15 years	15 years

9.	Deferred revenue

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred revenue, current
Live streaming	374,750	264,658	277,823
Others	50,476	90,891	48,879

Total current deferred revenue	425,226	355,549	326,702

Deferred revenue, non-current
Live streaming	—	—	—
Others	6,243	58,210	28,807

Total non-current deferred revenue	6,243	58,210	28,807

10.	Accrued liabilities and other current liabilities

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue sharing fees	709,872	648,436	555,987
Salaries and welfare	50,758	78,573	128,825
Marketing and promotion expenses	80,548	80,068	110,423
Value added taxes and other taxes payable	27,725	25,403	44,078
Deposits from third parties	27,949	24,535	22,823
Other payable to content providers	11,196	9,707	10,941
Others	28,619	38,196	34,615

Total	936,667	904,918	907,692

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

11.	Cost of revenues

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue sharing fees and content costs	4,888,835	5,190,224	4,866,294
Bandwidth costs	178,231	215,694	192,851
Salaries and welfare	82,466	100,908	97,505
Payment handling costs	100,108	93,569	67,911
Other taxes and surcharges	31,211	36,203	39,267
Depreciation and amortization	48,447	37,443	39,169
Technical service fee	51	4,501	18,687
Share-based compensation	17,494	8,655	11,241
Other costs	10,943	16,058	9,447

Total	5,357,786	5,703,255	5,342,372

12.	Other income

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Government grants (a)	49,953	168,754	156,969
Others	17,065	34,654	9,303

Total	67,018	203,408	166,272

(a)	Government grants represented various grants from different governmental authorities mainly including tax refund, subsidies related to talent retention as well as other subsidies.

13.	Income tax

(i)	Cayman Islands

Under the current tax laws of Cayman Islands, Runderfo is not subject to tax on income or capital gains. Besides, upon payment of dividends by Runderfo to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	BVI

Duowan BVI is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

13.	Income tax (continued)

(iii) PRC

Entities of the Target Business in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification in any year, the enterprise cannot enjoy the preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Enterprises qualified as software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before adopting the preferential EIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential EIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential EIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, management does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The Target Business’ PRC entities provided for enterprise income tax are as follows:

•	Guangzhou Huaduo is qualified as HNTE and entitled to enjoy the beneficial tax rate of 15% from 2018 to 2020.

•

Guangzhou Huanju Shidai was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10%. Guangzhou Huanju Shidai applied a reduced tax rate of 10% from 2018 to 2020.

•

In June 2017, Guangzhou Juhui Information Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate beginning from 2016 and 12.5% preferential tax rate from 2018 to 2020.

•	Other major PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Qualified subsidiaries and VIEs of the Target Business claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

13.	Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the combined statements of comprehensive income are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income before income tax expenses	3,869,558	4,366,991	3,680,722

Current income tax expenses	(522,004)	(682,261)	(531,181)

Deferred income tax (expenses) benefit	(58,931)	15,950	(8,254)

Income tax expenses	(580,935)	(666,311)	(539,435)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2018	2019	2020
PRC Statutory income tax rate	(25.0%)	(25.0%)	(25.0%)
Effect of tax holiday and preferential tax benefit	10.1%	9.9%	11.0%
Permanent differences (i)	(0.8%)	(0.5%)	(0.5%)
Change in valuation allowance	(0.1%)	(0.5%)	(1.1%)
Effect of Super Deduction available to the Target Business	0.8%	0.8%	0.9%

Effective income tax rate	(15.0%)	(15.3%)	(14.7%)

(i)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

13.	Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2018, 2019 and 2020 are as follows:

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred tax assets:
Tax loss carried forward	20,858	26,998	48,233
Allowance for doubtful receivable, accrued expense and others not currently deductible for tax purposes	394	16,373	33,428
Deferred revenue	—	14,708	7,767
Valuation allowance (i)	(21,181)	(42,058)	(81,661)

Total deferred tax assets, net	71	16,021	7,767

(i)

Valuation allowance is provided against deferred tax assets when management determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, management considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on management estimate of its future taxable income. If events occur in the future that allow the Target Business to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

13.	Income tax (continued)

Deferred tax assets and liabilities (continued)

Movement of valuation allowance

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	(16,257)	(21,181)	(42,058)
Additions	(13,210)	(30,084)	(39,631)
Reversals	8,286	9,207	28

Balance at end of the year	(21,181)	(42,058)	(81,661)

Tax loss carry forwards

Before the completion of the reorganisation, income tax is calculated based on a separate return basis as if the entities of the Target Business had filed separate tax returns. Therefore, certain entities of the Target Business was deemed to have tax losses carried forward amounting to RMB87,861, RMB120,004 and RMB234,360 as of December 31, 2018, 2019 and 2020 as if it had filed separate tax returns before. These tax losses expire from 2021 through 2030.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2020.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

14.	Related party transactions

The table below sets forth the major related parties and their relationships with the Target Group:

Major related parties	Relationship with the Target Group
The Parent Company	The Target Group is controlled by the Parent Company

Xiaomi Corporation (“Xiaomi Group”)	Controlled by a principal shareholder of the Parent Company

During the years ended December 31, 2018, 2019 and 2020, significant related party transactions are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Contribution to the Parent Company	(3,723,605)	(3,600,884)	(3,002,014)
Share-based compensation expenses related to JOYY’s Share-based Awards	193,196	140,327	92,722
Transactions with Xiaomi Group	659	9,585	406

As of December 31, 2018, 2019 and 2020, the amounts due from/to related parties are as follows:

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Amounts due from related parties
Due from Xiaomi Group	1,537	1,087	456

All amounts due from related parties as of December 31, 2018, 2019 and 2020 are trade in nature.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

15.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, management considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

management applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect management’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, management uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, management will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

15.	Fair value measurements (continued)

The following table summarizes the assets of the Target Business that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2018, 2019 and 2020:

As of December 31, 2018
	Level 1	Level 2	Level 3
Assets
Short-term investments (i)	—	—	—

	As of December 31, 2019
	Level 1	Level 2	Level 3
Assets
Short-term investments (i)	—	70,327	—

As of December 31, 2020
	Level 1	Level 2	Level 3
Assets
Short-term investments (i)	—	—	—

(i)

Short-term investments represented the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, management classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, management classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(All amount in thousands, unless otherwise stated)

15.	Fair value measurements (continued)

Fair value measurement on a non-recurring basis

Management measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). Management uses a combination of valuation methodologies, including market and income approaches based on mangement’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. Management determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Target Business by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Target Business, management adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Target Business by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar business and etc.

Management assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information.

Apart from the short-term investments, other financial instruments of the Target Business principally consist of cash and cash equivalents, accounts receivable, other receivables, amounts due from related parties and certain accrued expenses. These financial instruments are recorded at cost which approximates fair value.

16.	Commitments and contingencies

The Target Business did not have significant commitments and contingent liabilities as of December 31, 2018, 2019 and 2020.

17.	Subsequent events

Management evaluated subsequent events through March 9, 2021, which was the date which the combined financial statements were issued.

Subsequent to December 31, 2020, the Target Business was transferred to the Target Group and the Reorganization as described in Note 1(b) was completed. As of the date of this report, the acquisition of the Target Business by Baidu in the Transaction as described in Note 1(a) has been substantially completed, with certain customary matters remaining to be completed in the near future.